# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Creative Medical Technology Holdings, Inc., CIK 0001187953
CUSIP: 22529Y408
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 211 E. OSBORN ROAD, PHOENIX, Arizona (AZ), 85012
Date of event which requires filing of this statement: 09/24/2026
Filed by CIK 0001674492
Persons authorized to receive notices and communications: Timothy Warbington, 211 E. OSBORN ROAD, PHOENIX, Arizona (AZ), 85012, (480) 789-9939

## Reporting persons
- Timothy Warbington (CIK 0001674492): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 18,067; shared voting power 1,022,695; sole dispositive power 18,067; shared dispositive power 1,022,695; aggregate amount beneficially owned 1,040,762 (13.7% of the class)
- Creative Acquisition Corp. (CIK 0002106672): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (13.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Creative Medical Technology Holdings, Inc.
Address of issuer's principal executive offices: 211 E. OSBORN ROAD, PHOENIX, Arizona (AZ), 85012
Comment: This Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Creative Medical Technology Holdings, Inc., a Nevada corporation (the "Issuer"), which has its principal executive offices at 211 E. Osborn Road, Phoenix, Arizona 85012

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by Timothy Warbington, a citizen of the United States, and Creative Acquisition Corp., a Cayman Islands corporation ("CAC" and together with Timoth Warbington, the "Reporting Persons.")
Residence or business address: Mr. Warbington's address is 211 E. Osborn Road, Phoenix, Arizona 85012. CAC's address is 2375 E. Camelback Road, Suite 600, Phoenix, Arizona 85016.
Present principal occupation or employment: Mr. Warbington is the President and Chief Executive officer of the Issuer, and is also the Chairman and Chief Executive Officer of CAC. CAC is a holding company.
Criminal convictions in the last five years: None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Citizenship: Mr. Warbington is a citizen of the United States. CAC is a Cayman Islands corporation

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On September 24, 2026, the Issuer entered into a Stock Purchase Agreement (the "Purchase Agreement") with CAC pursuant to which the Issuer purchased 4,000,000 shares of common stock of BioDefense, Inc. ("BioDefense") from CAC for an aggregate purchase price consisting of $200,000 in cash and 1,000,000 shares of the Issuer's common stock. After giving effect to the transactions under the Purchase Agreement, the Issuer owns 16,000,000 shares of BioDefense common stock, constituting 80% of the outstanding shares of common stock of BioDefense, and CAC owns 4,000,000 shares of BioDefense common stock, constituting 20% of the outstanding shares of common stock of BioDefense. The shares of Common Stock of the Company issued to CAC under the Purchase Agreement were issued in a private placement and are restricted shares under the Securities Act of 1933, as amended.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the securities of the Issuer for investment purposes. The Reporting Persons may from time to time review and consider various alternative courses of action for maximizing the value of their investment. Such alternatives may include, among other things, the acquisition of additional shares of capital stock of the Issuer on the open market, through privately negotiated transactions with the Issuer or third parties, or the sale of all or part of the Reporting Person's investment on the open market or in privately negotiated transactions. Other than set forth above, the Reporting Persons do not have any other present plans or proposals that relate to or would result in any of the matters enumerated in paragraphs (a) through (j), inclusive, of item 4 of Schedule 13D, but reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time to review or reconsider their position, change their position, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Statement: Mr. Warbington beneficially owns 1,040,762 shares of Common Stock consisting of (i) 12,209 shares of Common Stock owned by him directly, (ii) 1,000,000 shares of Common Stock owned by CAC, (iii) 22,696 shares of Common owned by Creative Medical Health, Inc. ("CMH"), and (iv) 5,858 shares of shares of Common Stock that he may acquire upon exercise of vested stock options with an exercise price of $16.90 per share (the "Options"). Mr. Warbington, as the (x) Chairman and Chief Executive Officer of CAC and indirect owner of all of its outstanding shares of capital stock, is the beneficial owner of the shares of Common Stock owned by CAC, and (y) sole executive officer and owner of substantially all of the capital stock of CMH, is the beneficial owner of the shares of Common Stock owned by CMH.

Based on 7,592,557 shares of Common Stock issued and outstanding as of the date of this Statement, the 1,040,762 shares of Common Stock beneficially owned by Mr. Warbington constitute 13.7% of the outstanding shares of Common Stock, and the 1,000,000 shares of Common Stock owned by CAC constitute 13.2% of the outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or to direct the vote: Mr. Warbington has the sole power to vote or direct the vote of the 18,067 shares of Common Stock owned by him directly and issuable upon exercise of the Options.

Shared power to vote or to direct the vote: Mr. Warbington shares with CAC the power to vote or direct the vote of the 1,000,000 shares of Common Stock owned by CAC, and shares with CMH the power to vote or direct the vote of the 22,696 shares of Common Stock owned by CMH.

Sole power to dispose of or to direct the disposition: Mr. Warbington has the sole power to dispose of or direct the disposition of the 18,067 shares of Common Stock owned by him directly and issuable upon exercise of the Options.

Shared power to dispose of or to direct the disposition: Mr. Warbington shares with CAC the power to dispose of or direct the disposition of the 1,000,000 shares of Common Stock owned by CAC, and shares with CMH the power to dispose of or direct the disposition of the 22,696 shares of Common Stock owned by CMH.
Transactions in the class effected during the past sixty days: The information provided in Item 3 is hereby incorporated by reference. There have been no other transactions by the Reporting Persons in the shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by them.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement dated October 1, 2026

## Signatures
- Timothy Warbington: /s/ Timothy Warbington, Timothy Warbington (10/01/2026)
- Creative Acquisition Corp.: /s/ Timothy Warbington, Timothy Warbington (10/01/2026)